UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On August 28, 2023, Alarum Technologies Ltd. (the “Company”) held an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 and Exhibit 99.2, respectively, to its Report submitted on Form 6-K on July 24, 2023, and are incorporated herein by reference.

The results of shareholder voting on the proposals set forth in the Proxy Statement were as follows:

Proposal No.	Proposal	Resolution
1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.	Approved
2a.	To re-appoint Ms. Rakefet Remigolski as Class I director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such re-election and until she ceases to serve in her office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved
2b.	To re-appoint Mr. Yehuda Halfon as Class I director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved
3.	To increase the Company’s authorized share capital to 150,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s amended and restated articles of association to reflect the same.	Approved
4.	To approve the adoption of a new compensation policy for the Company’s officers and directors.	Not Approved
5.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company.	Not Approved
6.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.	Not Approved
7.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.	Not Approved
8.	To approve a grant of RSUs to Mr. Chen Katz, the Company’s active chairman of the Board of Directors.	Approved
9.	To approve an update to the service agreement of Mr. Chen Katz, the Company’s active chairman of the Board of Directors, regarding discretionary bonus.	Approved
10.	To approve an update to the monthly fee of Mr. Chen Katz, the Company’s active chairman of the Board of Directors.	Not Approved

Amended and Restated Articles of Association

Attached hereto as Exhibit 99.1 is the Registrant’s Amended and Restated Articles of Association, reflecting the increase in the Company’s authorized share capital to 150,000,000 Ordinary Shares, no par value, which follows the approval of Proposal No. 3 in the Meeting.

Exhibit No.	Description

99.1	Amended and Restated Articles of Association, dated August 28, 2023.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: August 29, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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